Exhibit 99.1

1 1 April 2023 Bit Digital is an American sustainability - focused generator of digital assets

Investing in our securities involves a high degree of risk . Before making an investment decision, you should carefully consider the risks, uncertainties and forward - looking statements described under “Risk Factors” in Item 3 . D of our most recent Annual Report on Form 20 - F for the fiscal year ended December 31 , 2021 . If any material risk was to occur, our business, financial condition or results of operations would likely suffer . In that event, the value of our securities could decline, and you could lose part or all of your investment . The risks and uncertainties we describe are not the only ones facing us . Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations . In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future . Future changes in the network - wide mining difficulty rate or digital asset hash rate may also materially affect the future performance of Bit Digital’s production of digital assets . See “Safe Harbor Statement” below . Safe Harbor Statement : This presentation may contain certain “forward - looking statements” relating to the business of Bit Digital, Inc . (the “Company”), and its subsidiaries . All statements, other than statements of historical fact included herein are “forward - looking statements . ” These forward - looking statements are often identified by the use of forward - looking terminology such as “believes,” “expects,” or similar expressions, involving known and unknown risks and uncertainties . Although the Company believes that the expectations reflected in these forward - looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect . Investors should not place undue reliance on these forward - looking statements, which speak only as of the date of this presentation . The Company’s actual results could differ materially from those anticipated in these forward - looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website at http : //www . sec . gov . All forward - looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors . Other than as required under the securities laws, the Company does not assume a duty to update these forward - looking statements . 2 Investor Notice

Our Mission To build a leading North American digital asset mining platform while setting the standard for sustainability 3

Bit Digital Highlights Bit Digital Inc. (Nasdaq: BTBT) is a leading North American digital asset miner focused on sustainability Bit Digital is an institutional scale digital asset miner, with a fleet of 38 , 406 specialized computers, diversified across hosting locations in the U . S . and Canada Bit Digital maximizes ROE by focusing investment on mining assets, while leveraging strategic partnerships for access to physical infrastructure and low - cost energy Bit Digital is accelerating its expansion with proprietary channels to access miners (circumventing industry bottlenecks), and pre - negotiated hosting capacity Bit Digital is running approximately 85% of its miners on carbon free energy Bit Digital is led by seasoned finance and technology professionals based in New York City with deep experience in digital assets and mining Notes: Miner fleet figures including 2.6 EH/s and 38,406 miners represent owned fleet as of 12/31/22. 85% carbon - free power refers to approximate run rate as of 12/31/2022 based on data reported by our hosts, publicly available sources and internal estimates. Not a guarantee of future results. 4

ZERO leverage ZERO miner purchase obligations › $70M total liquidity cash ($27.9M) + digital assets ($42.1M) › › › ZERO infrastructure capex funding commitments Capital Markets: › EFFECTIVE $80 million Equity Line of Credit: ~9M shares available (Registration Statement effective with SEC) › EFFECTIVE $500 million ATM: completely undrawn (Registration Statement effective with SEC) Balance sheet remains a competitive advantage Notes: Data as of 3/31/2023. Figures are preliminary and unaudited. 5 Plus, capital access via 2 effective prospectuses Balance Sheet as March 31, 2023:

FY 2022 Results Summary: › Total Revenue: $32.3 million › $32.7 million of cash with zero debt as of December 31, 2022 FY 2022 Operational Results Summary: Average Production Cost: $12,942 per bitcoin ((COGs (1) – Profit Sharing (2) )/ Bitcoins Produced) › Total BTC Mined in FY22: 1,247 › › Average Electricity Cost: $0.050 per kWh Fiscal Year 2022 Highlights Notes: Data as of 12/31/2022. (1) COGS excluding D&A and ETH mining costs. (2) Profit sharing equates to approximately $3,032 per BTC 6

» Maintain a best - in - class balance sheet • Continued focus on prudent balance sheet management through 2023 and beyond » Strategically deploy capital • Opportunistic credit investments • Prudent miner fleet growth: target to double operating fleet to approximately 2.6 EH/s during 2023 » Expand into Proof - of - Stake (“PoS”) • Target to stake approximately half of our total digital asset position • Exploring incubating additional PoS related businesses » Enhance treasury management solutions • Strategic partnerships that can activate structured solutions that may enhance yield on treasury assets and provide downside protection » Continued focus on sustainability • Progress towards goal of becoming entirely carbon - free Strategic Priorities for 2023 7

Blockfusion is a data center company powered by the clean energy of Niagara Falls A US leader in network development, hosting, and mining operations; 90% of operations are zero - carbon, 50% powered by renewable energy Hosting strategy designed to maximize shareholders returns and operational resiliency Bit Digital is infrastructure - light Source: Respective companies' websites 8 A digital asset company which is powered solely by renewable Hydro and solar energy Coinmint, through its operating subsidiary NCCS, operates one of the largest digital currency data centers in the world » We partner with leading data center operators, allowing us to specialize on mining » Over 190 MW contracted with our hosting partners, more than enough to power our current fleet, providing substantial room for growth » Strong pipeline of new potential hosting partners and locations » We aim to optimize and diversify our hosting portfolio to reduce counterparty risk, regulatory risk, and site - specific risk » Our goal is to secure hosting capacity that is both cost effective and powered by sustainable energy sources

ESG: We are a leader in digital asset sustainability Inspired by the Paris Climate Agreement, the CCA is a private sector - led initiative for the entire crypto community, focused on decarbonizing the cryptocurrency and blockchain industry. BMC is a voluntary and open forum of Bitcoin miners committed to the network and its core principles. BMC promotes transparency, shares best practices, and educates the public on benefits of bitcoin and mining We became the first listed miner we are aware of to engage an independent ESG consultancy to provide ongoing ESG reviews for greater transparency In September ‘21, we contracted 35 MW at a former coal - fired power plant that was converted to run on primarily clean energy derived from abundant hydro power in upstate New York Our long - term goal is for our mining operations to become entirely carbon - free Our fleet was running on 85% carbon free energy as of December 31, 2022, without using any carbon credits or offsets Recognized thought leadership 9

Our strategy enables us to purchase opportunistically Strategic Procurement Advantage Order Delivery Purchase Delivery Purchase Delivery Purchase Delivery Direct from Manufacturer Spot Market Differentiated miner procurement enables us to continue scaling, even at times of industry turmoil » Not reliant on long - dated purchase orders from OEMs which have hamstrung competitors o Through our deep proprietary network, we enjoy unrivaled access to the spot market for miners o In parallel, we enjoy strategic relationships with leading manufacturers, enabling us to access ASICs on advantageous terms We operate the industry defining ASICs 10

Bit Digital Introduces ETH Staking Bit Digital has expanded into validating transactions on the Ethereum blockchain Accumulating and actively staking ETH to generate yields New, predictable and recurring stream of digital asset rewards Diversifies into another blue - chip digital asset and provides investors exposure to the smart contract economy Potential to power other leading proof of stake blockchains in the future 11

NASDAQ: BTBT

The Ethereum Blockchain

Bit Digital will derive revenues from Ethereum network validator rewards – expected to increase substantially post- "Merge"

- Ethereum powers a smart contract economy that has made it the second biggest blockchain by market capitalization - ~$230 billion (as of April 2022) [1]
- Proliferation of use cases (DeFi, NFTs,Metaverse, DAOs, etc.) expected to drive network volume and ETH value
- Key upgrade, "The Merge", made Ethereum a pure proof-of-stake network

PROOF OF WORK

Ethereum Miners

Compensation

Estimated

Varies

Rewards dependent on network usage

PROOF OF STAKE

Ethereum Validators

Compensation

Estimated

6.7%[3]

APR on staked Ethereum

BENEFITS

99.95%[2]

less energy consumption than legacy P-o-W system

Reduced issuance + burning mechanism

expected to drive deflationary properties and appreciation potential

Increased scalability

Notes:
(1) Source: CoinMarketCap https://coinmarketcap.com/currencies/ethereum as of April 20, 2023.
(2) Source: Ethereum Foundation https://ethereum.org/en/energy-consumption.
(3) Estimated validator rewards inclusive of issuance, tips and MEV, based on Ultra Sound Money estimates as of April 20, 2023 (Source: https://www.ultrasound.money).
Not a guarantee of future results.

BIT DIGITAL

12

Ethereum staking benefits Bit Digital stakeholders Revenue Diversification: Rewards denominated in ETH APR - earning asset with deflationary properties 1 NAV appreciation potential: Exposure to smart contract economy predicted to be a growing driver of ETH demand Potential for ETH balances to compound over time Early entrant with permanent protected market share 1 Notes: (1) Based on market expectations of net deflation in ETH supply. Source: Ultra Sound Money https://ultrasound.money/. 13

The Bit Digital Flywheel 14

Leadership Team SAM V. TABAR Chief Executive Officer Mr. Tabar served as Chief Strategy Officer of Bit Digital from 2021 to 2023. He served as the Co - Founder and Chief Strategy Officer of Fluidity from April 2017 to June 2020. Prior to this, he held the title of Partner at FullCycle Fund which he served from December 2015 to April 2017. Prior thereto, he served as Director and Head of Capital Strategy (Asia Pacific Region) for Bank of America Merrill Lynch from February 2010 to April 2011. Prior to this, he was Co - Head of Marketing at Sparx Group from January 2004 to 2010. Prior thereto, he was an associate at Skadden, Arps, Meagher, Flom LLP & Affiliates from September 2001 to January 2004. Mr. Tabar received his Bachelor of Arts from Oxford University in 2000, and received his Master of Law (LL.M.) from Columbia University School of Law in 2001. He was associate editor of the Columbia Law Business Law Journal in 2000, and is a current member of the New York State Bar Association. He holds Series 79 and 63 licenses. ERKE HUANG Chief Financial Officer & Director Mr. Huang has served as Chief Financial Officer of Bit Digital since October 18, 2019. Mr. Huang had served as a Co - Founder and advisor of Long Soar Technology Limited from August 2019 to October 2020, and also having served as the Founder and CEO of Bitotem Investment Limited from May 2018 to October 2019, as well as being an Investment Manager of Guojin Capital from June 2016 to May 2018. He had also previously worked as an Engineering Analyst of Crowncastle International from March 2013 to November 2014, bringing a wealth of experience to his current role. Mr. Huang received a Master’s degree in Civil & Environmental Engineering from Carnegie Mellon University, and received his Bachelor’s degree in Environmental Engineering from Southwest Jiaotong University. 15

Leadership Team BRYAN BULLETT Senior Advisor Mr. Bullett served as Chief Executive Officer of Bit Digital from 2021 to 2023. From August 2016 to June 2019, Mr. Bullett served as Executive Vice President for US affiliates of the company now known as E&P Financial Group. From August 2012 to July 2016, Mr. Bullett served as a Senior Vice President at FBR & Co. During 2011 and 2012, Mr. Bullett served as a Vice President at Keefe, Bruyette & Woods. During the years 2006 through 2010, Mr. Bullett served as a Vice President and as an Associate at Bank of America Merrill Lynch (formerly Banc of America Securities). During the years 2004 through 2006, Mr. Bullett served as an Associate at Deutsche Bank Securities. Prior thereto, Mr. Bullett served as an early or founding employee of several technology and/or media - related startup companies. Mr. Bullett received a bachelor’s degree from Brown University and an MBA from Columbia Business School and holds Series 7 and Series 63 licenses. BROCK PIERCE Director Mr. Pierce has served as Chairman of the Board for Bitcoin Foundation and Integro Foundation since June 2014 and December 2017, respectively, and has served on the board for SRAX since 2021. He is a Founder and has served as a Managing Member of Percival Services since 2019. He is the Co - founder of EOS Alliance, Block.one, Blockchain Capital, and Tether. He has served as Advisor to Open Data Exchange, Paybook, The Element Group, Blog Inc., Metronome Token, Shyft Network, BLOCKv, and AirSwap. Pierce has been involved in Bitcoin mining since its genesis days, acquiring a significant portion of the first batch of Avalons and managed KNC’s China operation, one of the world’s first large - scale mining operations. He was also a seed investor in BitFury through Blockchain Capital and established the largest Bitcoin mining operation in Washington State. Pierce was on the first - ever Forbes List of “Richest People in Cryptocurrency” and was an Independent Party candidate for President of the United States. 16

33 Irving Place New York, NY 10003 United States +1 212 463 5121 IR@bit - digital.com 17 17